FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of December, 2009

MAX RESOURCE CORP.

(formerly VANCAN CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

December 2, 2009

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

MAX files drill permit for Table Top gold project in Nevada

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has filed permit applications for a 16 hole diamond drill program to be conducted at its recently acquired Table Top gold project in Humboldt County, Nevada.  Prior to drilling, up to 12 trenches will be completed to expose the bed rock for sampling.  The Table Top property consists of 32 claims (640 acres) located 10 miles northwest of the town of Winnemucca, Nevada, just off of the Interstate 80 highway.

MAX has been able to obtain a nearly complete set of geophysical, geological and geochemical data from one of the previous companies that worked on the property.  The following is a synopsis of their work:

During the 1980's Gold Fields, Meridian Minerals and Santa Fe Mining conducted exploration on and around the Table Top property.  A limited exploration program consisting of only ten reverse circulation drill holes was conducted to test anomalous, up to 1.1 grams per tonne (“g/t”), gold values in what was called jasperoid.  Trenches containing gold values up to 4 g/t over 5 feet were tested by the first drill hole, which contained 55 feet of 0.84 g/t Au (0.027 opt) from the surface down.  This hole was drilled vertically in a breccia zone.  The remaining nine drill holes, which were wide-spaced (75-300 meters apart), contained little of significance. A follow up analysis showed that the holes may have been drilled in the wrong direction and should have been drilled to the south instead of to the north.   MAX intends to test this theory during drilling, which will be undertaken in early 2010 following receipt of the necessary permits.

Table Top is located in the Triassic rocks of the Raspberry formation which can be split into two general types: a northwestern belt of sandstone, siltstone, and slate, locally calcareous but devoid of limestone; and a southeastern belt of calcareous sandstone, siltstone and slate with prominent massive limestone beds 5 to 100 feet thick.  Bedding in these units trend northeast with steep dips to the southeast.

The mineralization in the Raspberry formation is generally in the form of silicification in veinlets and small pods in the limestone but in a few areas there is massive replacement of the limestone by silica. The silica, where sampled, usually contains gold with values as high as 15.5 g/t.  Stibnite or stibnite casts can be found in the silica.

The Table Top area is on trend with AMAX’s Sleeper Canyon Mine (2.5 MM oz Au produced), located 25 miles to the north, the recently announced Sandman gold deposit (a joint venture between Newmont Mining Corporation and Fronteer Development Group Inc.) 8 miles to the north,  and the Gold Banks gold occurrence to the south.  This zone of mineralization is along the Kings River Rift, a regional feature which appears to control mineralization in the area.

Clancy Wendt, VP Exploration states “In preparation for this drill program, MAX has obtained and reviewed aerial photos, geology maps, geochemical assay maps, and geophysics which covers IP, SP, and Magnetics, as well as data from the limited drilling conducted on the property.  As a result, we have identified previously unreported structures that support our theory that prior drilling was drilled down the dip of the beds and thus missed the mineralized zone. We feel that the Table Top area is geologically favorable for the discovery of a medium-sized high grade, bonanza style gold deposit in a near surface environment.”

For more information on Table Top, please visit our web site at www.maxresource.com.

This news release has been reviewed by Mr. Clancy J. Wendt, P. Geo, a "qualified person" as that term is defined under National Instrument 43-101.  The historic information provided has not been verified by MAX and is for reference only.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian exploration company with a diversified portfolio of mineral exploration projects in Canada and the Western United States.  We are currently focused on gold, with three gold properties in Nevada and one in British Columbia.  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (866) 331-5088 or (604) 637-2140

info@maxresource.com      www.maxresource.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

December 10, 2009

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

Metallic Screen assays confirm high grade gold results at Crowsnest

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has received the results of the Metallic Screen assays conducted on all samples from its recent reverse circulation drill program at the Crowsnest gold project in Southeastern B.C.   These Metallic Screen assays were used to verify previous results in samples where coarse gold was found and have confirmed all assay results reported in our news release of November 24, 2009 including those from hole RC 09-7, which returned 19.03 grams per tonne (g/t) gold over 6.1 meters, including 1.5 meters of 50.26 g/t gold.

A total of 26 reverse circulation drill holes totaling 799 meters were completed and two new trenches were dug, sampled and drilled to the west of the original Discovery Trench area, where MAX sampled gossan mineralization in June that returned an assay of 104 g/t Au.   Of the 26 holes drilled, seven holes (including RC 09-07) contained gold intercepts greater than 2 g/t over 1.5 meters and a further six drill holes returned values ranging from 0.5 g/t to 1.86 g/t Au over minimum 1.5 meter intervals.  All mineralization was intercepted within 30 meters of surface.   A map showing the location of the trenches and drill holes completed at Crowsnest is available on our web site at www.maxresource.com.

An extensive exploration program will be conducted in 2010 to extend the area of high grade mineralization at Crowsnest and test new targets identified during surface exploration and review of historic data.  These include drill results reported by Goldrea Resources in 2002 that included:

-

DDH 02-03, drilled 200 meters due south (up hill) from the Discovery Trench, that intercepted 42.5 meters of 0.4 g/t, including 12 meters of 1.05 g/t Au, and 3 meters of 2.58 g/t Au.

-

DDH 02-09, drilled 100 meters east of DDH 02-03, that intercepted 9 meters of 0.44 g/t Au.

This area, as well as other areas of surface mineralization recently identified on the property, will be examined during the 2010 exploration program.  The mineralized envelope at Crowsnest, as currently defined, appears to cover a surface area of 6,000 x 2,500 feet and is open in all four directions.

The Crowsnest gold project consists of 15 claims totaling 3,142 hectares located in Southeast B.C., one and one half hours by gravel road south of the town of Fernie.   Crowsnest is one of two gold exploration properties in B.C. optioned from Eastfield Resources, as announced in our news release of July 27, 2009.

This news release has been reviewed by Clancy J. Wendt, P. Geo, a qualified person as that term is defined under National Instrument 43-101.  The historic information provided has not been verified by MAX and is for reference only.

To view a video version of this press release, click here: http://www.youtube.com/watch?v=7wSj2xyC-EA

About MAX Resource Corp.

MAX Resource Corp. is a Canadian exploration company with a diversified portfolio of mineral exploration projects in Canada and the Western United States.  We are currently focused on gold, with exploration underway on three gold properties in Nevada and one in British Columbia.  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (866) 331-5088 or (604) 637-2140

info@maxresource.com      www.maxresource.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date:  December 29, 2009

By:      /s/ Stuart Rogers

Stuart Rogers

Director